Exhibit 99.1

Sinovac Product Pipeline News

BEIJING, China, October 19, 2016 -- Sinovac Biotech Ltd. (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today provided an update on the Company's pipeline vaccines.

Sabin-inactivated polio vaccine (sIPV)–The Company initiated the phase I clinical trial in October 2016. The phase I trial is designed to assess the safety and tolerance of the vaccine candidates. Subjects include adults aged 18-49 years old, young children aged 6-12 years old, and infants aged two months old for a total of 108 volunteers. The phase II trial is expected to be launched after the preliminary results of phase I trials are available. For Phase II, 600 infants (aged two months old) are expected to be enrolled to select the objective dosage and assess immunogenicity with a blinded, randomized and controlled design. The phase II clinical trial is expected to be completed in the third quarter of 2017. The phase III clinical trial is expected to assess the immunogenicity and safety with the vaccine candidate of the selected dosage from the phase II trial. Sinovac originally obtained approval for sIPV clinical trials in December 2015.

Varicella vaccine –The Company completed the phase I clinical trial in Henan Province with results showing that the varicella vaccine candidate has a good safety profile. In the third quarter of 2016, the Company initiated the phase III clinical trial, which measures efficacy and immunogenicity with a randomized, double - blind, parallel - treatment, placebo - controlled study in addition to safety. Over 6,000 subjects aged from one to twelve years old have been enrolled as volunteers for the phase III clinical trial. Sinovac obtained approval to commence human clinical trials in 2015.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac commented, “We are pleased to provide an update on the advancement of our vaccine pipeline, which underscores our strong R&D capabilities and future growth prospects. As we progress closer towards development and commercialization, our varicella vaccine and sIPV are expected to contribute to our domestic and overseas expansion efforts. With our existing commercial vaccines as well as the advancement of our pipeline products, we are confident Sinovac will continue to expand its vaccine portfolio and overall market position.”

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac's newly developed innovative vaccine against HFMD caused by EV71 is ready for market launch. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com